Hungate, Lynch Appointed Co-Chief Executive Officers of Reuters America

New York, January 16, 2001 – Reuters (RTRSY), the global information, news and technology group, today announced that Alex Hungate and Phil Lynch have been appointed Co-Chief Executive Officers of Reuters America Inc.

They succeed Tom Glocer, who will become Chief Executive of the parent company, Reuters Group PLC, in July.

“These changes reflect the excellent progress made this year by Reuters in the Americas,” Glocer said. “Many of the key global trends emerge from this market, and the team led by Phil and Alex has succeeded here by listening and responding to customers.”

Hungate and Lynch will be jointly responsible for Reuters business operations in the Americas. Both will report to Philip Green, Chief Executive of Reuters Financial.

Prior to their current positions, Hungate and Lynch held the title of Co-Chief Operating Officer for Reuters America.

Hungate has been with Reuters for seven years. He helped to found Reuters NewMedia in New York in 1994 and since then has held senior sales and marketing positions in Reuters America. Lynch joined Reuters in Boston in 1988 and has held a number of US sales positions. He is on the board of WorldStreet Corporation.

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Contacts:

Nancy Bobrowitz/Felicia Cosby Reuters nancy.bobrowitz@reuters.com felicia.cosby@reuters.com	Tel: +1 212 603 3345

Bill Ferguson/Karen Barry Middleberg Euro williamf@middleberg.com karen@middleberg.com	Tel: +1 212 888 6610

Note to editors:

Alexander Hungate – career to date

Alex Hungate was appointed Co-Chief Operating Officer of Reuters America, based in New York, in January 2000. In this role, he has responsibility for Finance, Marketing and Editorial operations in the Americas, for Latin American business and for the company’s relationships with its largest customers in the Americas.

Prior to this, Hungate held senior sales and marketing positions in the Americas. From 1996 to 1998, he was General Manager of Reuters Marketing Information, based in New York. In 1994, Hungate helped to found Reuters NewMedia in New York in the early days of the World Wide Web.

Before joining Reuters in 1993, Hungate worked on strategy projects at Booz.Allen & Hamilton in the United States, Europe and the Far East, advising clients in the media and high technology industries. He graduated as a Baker Scholar from Harvard Business School’s MBA program and with a Masters Degree in Engineering, Economics & Management from Oxford University.

Phil Lynch – career to date

Phil Lynch was appointed Co-Chief Operating Officer of Reuters America, based in New York, in January 2000, with responsibility for implementing Reuters strategy to significantly grow its business in the Americas. Prior to this, Lynch served as Executive Vice President and National Sales Director, Reuters America.

In 1997, Lynch was named Senior Vice President and assumed responsibility for Reuters largest customers on both the buy and sell sides. He joined Reuters in 1988 as a Sales Executive in the company’s Boston office.

Prior to joining Reuters, Lynch held a front-office position with the New England Patriots of the National Football League, and syndicated thoroughbred racehorses at Boston-based Centennial Farms. Lynch attended the University of Massachusetts at Amherst.

In July 2000, Lynch was named to the Board of Directors of Boston-based WorldStreet Corporation, a leading developer of collaborative commerce solutions for the financial industry.

About Reuters

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 Internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

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